(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the 9M 2026 results report. The detailed reconciliation of the Alternative Performance Measures can be found in the selected financial information available at https://www.ferrovial.com/en/ir-shareholders/financial-information/quarterly-financial.information/ (Excel file: Q3 Alternative Performance Measures) (2) Consolidated Net Debt of ex-infrastructure project companies €-1.7 billion excluding infrastructure projects (3) U.S. annual inflation rate for the 12 months ending in December 2025 CORPORATE, EARNINGS Ferrovial delivers strong performance in first nine months of 2026 • Adjusted EBITDA1 increased by 21.8% and revenue rose by 10.8% year over year on a like-for-like basis1 • Highways in North America showed robust revenue growth, while Construction profitability exceeded the average long-term target, supported by a healthy order book1 • Recent U.S. P3 project wins underscore the strength of Ferrovial’s distinctive business model and its ability to create long-term value Amsterdam, October 27, 2026.- Ferrovial, a leading global infrastructure company, reported strong operating results for the first nine months of 2026, supported by the robust performance of its U.S. Express Lanes and a solid contribution from its Construction division, resulting in double-digit like-for-like1 growth in revenue and adjusted EBITDA1. "The first nine months of 2026 demonstrated the strength of Ferrovial’s business model, driven by the solid performance of our Highways and Construction businesses, particularly in North America. We believe our focus on high-quality infrastructure in growing markets continues to position us to deliver attractive returns. Our recent successes in Tennessee and Georgia reflect the expertise we have built and the strong track record of our managed lanes projects in the United States. These milestones create new opportunities to seek long-term value generation for Ferrovial and its stakeholders through successful public-private partnerships," said Ignacio Madridejos, Ferrovial CEO. In August 2026, a Ferrovial-led consortium was selected to deliver Tennessee’s I-24 Southeast Choice Lanes in Nashville, reaching commercial close in September. On October 15, another Ferrovial-led consortium also secured the I-285 East Express Lanes project in Greater Atlanta, Georgia. Ferrovial continues to assess public- private partnership projects in other U.S. states. In addition, the company is part of the consortium awarded the contract to develop the D35 Highway in the Czech Republic. Adjusted EBITDA1 amounted to €1.2 billion in the first nine months of 2026, a 21.8% increase year over year on a like-for-like basis1, while revenue totaled €7.4 billion, a 10.8% rise on a like-for-like basis1. Ferrovial closed the first nine months of 2026 with a solid financial position, with liquidity1 of €5.1 billion and consolidated net cash1 of €1.7 billion, excluding infrastructure projects in both cases. Financial and operating results The Highways division’s revenue grew 14.7% year over year on a like-for-like1 basis, totaling €1.1 billion, driven by solid growth in North America, where the company received €524 million in dividends from projects. Adjusted EBITDA1 for the division increased 12.4% on a like-for-like1 basis, reaching €816 million. U.S. Express Lanes posted robust revenue per transaction growth, significantly outpacing U.S. inflation2. In Canada, 407 ETR achieved double-digit EBITDA1 and revenue growth between January and September. The Board of 407 ETR has approved the distribution of a CAD 1,050 million dividend in the fourth quarter of 2026.

PRESS RELEASE

ferrovial

The **Construction** division achieved a 4.1% adjusted EBIT margin[1], surpassing the company's average long-term target of 3.5%. The order book[1] reached an all-time high of €19 billion, with North America accounting for 51%, Poland for 21%, and Spain for 15%.

In the **Airports** division, the New Terminal One (NTO) at JFK airport has completed the first set of basic trials, moving the project into the systems integration, testing and commissioning phase. As of October 27, 2026, NTO has reached 32 commercial agreements with airlines, including 24 executed contracts and eight letters of intent.

Conference call information

Ferrovial will host a conference call on October 28, 2026 at 15:00 CET / 10:00 a.m. EDT to discuss nine-month 2026 results and business performance. To access the earnings call, click here or visit https://ferrovial.com/ir-shareholders

KEY FIGURES
(Million euro)

	9M 2026	9M 2025	Variation LfL[1]
Revenue	7,402	6,912	10.8%
Adjusted EBITDA[1]	1,210	1,031	21.8%
Adjusted EBIT[1]	823	691	24.2%

	9M 2026	Dec 2025
Consolidated net debt[1]	5,929	5,893
Net debt, excluding infrastructure projects[1]	-1,660	-1,341

	9M 2026	Dec 2025	Variation LfL[1]
Construction order book[1]	18,994	17,438	8.2%

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the 9M 2026 results report. The detailed reconciliation of the Alternative Performance Measures can be found in the selected financial information available at https://www.ferrovial.com/en/ir-shareholders/financial-information/quarterly-financial.information/ (Excel file: Q3 Alternative Performance Measures)

(2) Consolidated Net Debt of ex-infrastructure project companies € -1.7 billion excluding infrastructure projects

(3) U.S. annual inflation rate for the 12 months ending in December 2025

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the 9M 2026 results report. The detailed reconciliation of the Alternative Performance Measures can be found in the selected financial information available at https://www.ferrovial.com/en/ir-shareholders/financial-information/quarterly-financial.information/ (Excel file: Q3 Alternative Performance Measures) (2) Consolidated Net Debt of ex-infrastructure project companies €-1.7 billion excluding infrastructure projects (3) U.S. annual inflation rate for the 12 months ending in December 2025 NORTH AMERICA HIGHWAYS: PERFORMANCE 9M 2026 VS 9M 2025 Variation Transactions Rev/Transaction NTE -2.2% 17.1% LBJ 3.9% 12.0% NTE 35W -0.2% 15.6% I-77 -5.2% 11.0% I-66 7.0% 10.0% *Vehicle kilometers travelled Forward-looking statements This press release contains forward-looking statements. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding estimates and projections provided by Ferrovial and certain other sources with respect to Ferrovial’s financial position, business strategy, Ferrovial and joint venture project performance and completion estimates, order book, pipeline assets, plans, and objectives of management for future operations, dividends, capital structure, as well as statements that include the words “expect,” “aim,” “intend,” “seek”, “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “will”, “should,” “target,” “anticipate” and similar statements of a future or forward-looking nature, or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Such statements may reflect various assumptions by Ferrovial and are subject to significant business, regulatory, economic and competitive uncertainties and contingencies, and known and unknown risks, many of which are beyond Ferrovial’s control and may be impossible to predict. Ferrovial gives no representation or warranty as to the accuracy or completeness of such statements, expectations, estimates and projections contained in this press release or that any forecast made or contained herein will be achieved. Risks and uncertainties that could cause actual results to differ include, without limitation: risks related to our diverse geographical operations and business divisions; general economic and political conditions and events and the impact they may have on us, including, but not limited to, impacts on demand or public fund allocation in the industries in which we operate, volatility or increases in inflation rates and rates of interest, exchange rate fluctuations, increased costs and availability of materials, and other ongoing impacts including from, for example, changes in tariff regimes; our legal and regulatory risks given that we operate in highly regulated environments, and the impact of any changes in governmental laws and regulations, including but not limited to tax regimes or regulations; the fact that our business is derived from a small number of major projects; risks related to government contracting; the impact of competitive pressures in our industries, including on bid success and pricing; risks related to strategic transactions that we may undertake; cyber threats or other technology disruptions; our ability accurately to develop estimates or the impact of changes in our underlying assumptions, with respect to project plans, including project timing and budgets, and our ability to meet contractual expectations with respect thereto; the Variation VKTs* Rev/Trip 407 ETR -1.7% 20.7%

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the 9M 2026 results report. The detailed reconciliation of the Alternative Performance Measures can be found in the selected financial information available at https://www.ferrovial.com/en/ir-shareholders/financial-information/quarterly-financial.information/ (Excel file: Q3 Alternative Performance Measures) (2) Consolidated Net Debt of ex-infrastructure project companies €-1.7 billion excluding infrastructure projects (3) U.S. annual inflation rate for the 12 months ending in December 2025 impacts of accidents, disruptions, or other incidents at our project sites and facilities; our ability to obtain adequate financing or access to capital in the future as needed and the impact of reliance on joint venture and partnership arrangements; our reliance on and ability to locate, select, monitor, and manage subcontractors and service providers; the impact of certain swaps and hedging arrangements we enter into from time to time; limitations on our ability to declare and fund future dividends or other distributions, and distribution processes and timelines; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20 F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2025, which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in this announcement are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction. About Ferrovial Ferrovial is a leading global infrastructure company transforming highways, airports, and energy around the world. Its distinctive integrated business model supports the entire lifecycle of complex projects, from design and financing to construction, operation and maintenance. Ferrovial has a global presence and employs more than 22,500 people worldwide. North America is Ferrovial’s growth engine, where it developed and is currently operating five Express Lanes across Texas, North Carolina and Virginia, and is managing the 407 ETR highway in Toronto, Canada. Ferrovial is also leading the development of the New Terminal One at JFK International Airport. Ferrovial shares trade under the ticker symbol FER on two stock markets: Nasdaq in the U.S. (Nasdaq100 Index) and the Spanish Stock Exchanges (IBEX 35). Ferrovial is included in globally recognized sustainability indices such as the Dow Jones Best-in-Class Index. For further information: Corporate Communications newsroom.ferrovial.com @ferrovial @ferrovial_es Investor Relations +34 91 586 25 65 (Spain) +31 20 798 37 00 (The Netherlands) ir@ferrovial.com North America Rebecca Rountree +1 512 568 5015 rrountree@ferrovial.com Europe Fatima Gracia +34 630445342 fgracia@ferrovial.com Isabel Muñoz +34 660528832 mimunoz@ferrovial.com